FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
AZD1222 vaccine effective against COVID-19

This announcement contains inside information

23 November 2020 07:00 GMT

AZD1222 vaccine met primary efficacy endpoint in preventing COVID-19

Two different dosing regimens demonstrated efficacy with one showing a better profile

No hospitalisations or severe cases of COVID-19 in participants treated with AZD1222

Positive high-level results from an interim analysis of clinical trials of AZD1222 in the UK and Brazil showed the vaccine was highly effective in preventing COVID-19, the primary endpoint, and no hospitalisations or severe cases of the disease were reported in participants receiving the vaccine. There were a total of 131 COVID-19 cases in the interim analysis.

One dosing regimen (n=2,741) showed vaccine efficacy of 90% when AZD1222 was given as a half dose, followed by a full dose at least one month apart, and another dosing regimen (n=8,895) showed 62% efficacy when given as two full doses at least one month apart. The combined analysis from both dosing regimens (n=11,636) resulted in an average efficacy of 70%. All results were statistically significant (p<=0.0001). More data will continue to accumulate and additional analysis will be conducted, refining the efficacy reading and establishing the duration of protection.

An independent Data Safety Monitoring Board determined that the analysis met its primary endpoint showing protection from COVID-19 occurring 14 days or more after receiving two doses of the vaccine. No serious safety events related to the vaccine have been confirmed. AZD1222 was well tolerated across both dosing regimens.

AstraZeneca will now immediately prepare regulatory submission of the data to authorities around the world that have a framework in place for conditional or early approval. The Company will seek an Emergency Use Listing from the World Health Organization for an accelerated pathway to vaccine availability in low-income countries. In parallel, the full analysis of the interim results is being submitted for publication in a peer-reviewed journal.

Professor Andrew Pollard, Chief Investigator of the Oxford Vaccine Trial at Oxford, said: "These  findings  show  that  we  have  an  effective  vaccine  that  will  save  many  lives. Excitingly, we've found that one of our dosing regimens may be around 90% effective and if this dosing regime is used, more people could be vaccinated with planned vaccine supply. Today's announcement is only possible thanks  to  the  many  volunteers  in  our  trial,  and  the  hard  working  and  talented  team  of  researchers based around the world."

Pascal Soriot, Chief Executive Officer, said: "Today marks an important milestone in our fight against the pandemic. This vaccine's efficacy and safety confirm that it will be highly effective against COVID-19 and will have an immediate impact on this public health emergency. Furthermore, the vaccine's simple supply chain and our no-profit pledge and commitment to broad, equitable and timely access means it will be affordable and globally available, supplying hundreds of millions of doses on approval."

The pooled analysis included data from the COV002 Phase II/III trial in the UK and COV003 Phase III trial in Brazil. Over 23,000 participants are being assessed following two doses of either a half-dose/full-dose regimen or a regimen of two full doses of AZD1222 or a comparator, meningococcal conjugate vaccine called MenACWY or saline. The global trials are evaluating participants aged 18 years or over from diverse racial and geographic groups who are healthy or have stable underlying medical conditions.

Clinical trials are also being conducted in the US, Japan, Russia, South Africa, Kenya and Latin America with planned trials in other European and Asian countries. In total, the Company expects to enrol up to 60,000 participants globally.

The Company is making rapid progress in manufacturing with a capacity of up to 3 billion doses of the vaccine in 2021 on a rolling basis, pending regulatory approval. The vaccine can be stored, transported and handled at normal refrigerated conditions (2-8 degrees Celsius/ 36-46 degrees Fahrenheit) for at least six months and administered within existing healthcare settings.

AstraZeneca continues to engage with governments, multilateral organisations and collaborators around the world to ensure broad and equitable access to the vaccine at no profit for the duration of the pandemic.

COV002
COV002 is a single-blinded, multi-centre, randomised, controlled Phase II/III trial assessing the safety, efficacy and immunogenicity of AZD1222 in 12,390 participants in the UK. Trial participants to date are aged 18 years or over, who are healthy or have medically stable chronic diseases and are at increased risk for being exposed to the SARS-CoV-2 virus. Participants receive one or two intramuscular doses of a half dose (~2.5 x1010 viral particles) or full dose (~5x1010 viral particles) of AZD1222 or comparator, meningococcal vaccine MenACWY. Participants have blood samples drawn and clinical assessments for safety as well as immunogenicity at multiple timepoints up to one year post-vaccination. Suspected cases presenting with compatible symptoms were tested for virological confirmation by COVID-19 PCR. In addition, weekly swabbing are done for detection of infection and assessment of vaccine efficacy against infection.

COV003
COV003 is a single-blinded, multi-centre, randomised, controlled Phase III trial assessing the safety, efficacy, and immunogenicity of AZD1222 in 10,300 participants in Brazil. Trial participants to date are aged 18 years or over, who are healthy or have medically stable chronic diseases and are at increased risk for being exposed to the SARS-CoV-2 virus. Participants are randomised to receive two intramuscular doses of a full dose (~5x1010 viral particles) of AZD1222 or comparator, meningococcal vaccine MenACWY as first dose and a saline placebo as second dose. Participants have blood samples drawn and clinical assessments for safety as well as immunogenicity at multiple timepoints up to one year post-vaccination. Suspected cases presenting with compatible symptoms were tested for virological confirmation by COVID-19 PCR.

AZD1222
AZD1222 was co-invented by the University of Oxford and its spin-out company, Vaccitech. It uses a replication-deficient chimpanzee viral vector based on a weakened version of a common cold virus (adenovirus) that causes infections in chimpanzees and contains the genetic material of the SARS-CoV-2 virus spike protein. After vaccination, the surface spike protein is produced, priming the immune system to attack the SARS-CoV-2 virus if it later infects the body.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 November 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary